Exhibit 3.1

COORDINATED ARTICLES OF ASSOCIATION of the public limited company making or having made a public offering of securities, Cardio3 BioSciences, with head office at 12 rue Edouard Belin, 1435 Mont-Saint-Guibert, company number 0891.118.115.

Company established by virtue of a deed passed by the notary Gérard Indekeu, residing in Brussels, on the twenty-fourth of July, two thousand and seven, and published in summary form in the Annexes of the following issue of the Belgian Official Gazette (Moniteur Belge) under the number 20070806-0117087.

The articles of association of which were amended by a document drawn up by the aforementioned notary Gérard Indekeu on the thirty-first of August, two thousand and seven and published in the Annexes to the Belgian Official Gazette under the number 20071003/0143533.

Articles of association amended by a document drawn up by the notary partner Pierre Paulus de Châtelet, formerly residing in Rixensart, on 26 September 2008, Belgian Official Gazette, under the number 2008-10-13/0162065.

Articles of association amended by a document drawn up by the aforementioned notary partner Pierre Paulus de Châtelet on 23 December 2008, published in the Annexes to the Belgian Official Gazette under the number 20090120/09010290.

Articles of association amended by a document drawn up by the aforementioned notary, on 5 May 2010, and published in the Annexes to the Belgian Official Gazette under the number 2010-06-03 / 0079698.

Articles of association amended by a document drawn up by the aforementioned notary, on 29 October 2010, and published in the Annexes to the Belgian Official Gazette under the number 20101201- 0174259.

Articles of association rectified by a document drawn up by the notary Françoise Montfort in Rixensart, on 7 January 2011, and published in the Annexes to the Belgian Official Gazette under the number 20110131-0016668.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 5 May 2011, and published in the Annexes to the Belgian Official Gazette under the number 20110606-84155.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 6 May 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-06-05 / 0084810.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 31 May 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-06-20 /0093935.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 4 June 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-06-24 / 0095581.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 9 July 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-07-26 / 0117431.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 17 July 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-08-16/0128300.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 26 September 2013, and published in the Annexes to the Belgian Official Gazette under the number 2013-10-14-0155339.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 31 January 2014, and published in the Annexes to the Belgian Official Gazette under the number 20140319-0063903.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 5 May 2014, and published in the Annexes to the Belgian Official Gazette under the number 2014-06-05 / 0112591.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 16 June 2014, and published in the Annexes to the Belgian Official Gazette under the number 20140709/0132868.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 30 June 2014, and published in the Annexes to the Belgian Official Gazette under the number 20140722/0141424.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 4 August 2014, and published in the Annexes to the Belgian Official Gazette under the number 20140825-0159432.

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 3 November 2014 and published in the Annexes to the Belgian Official Gazette under the number 20141128-0214987

Articles of association amended by a document drawn up by the aforementioned notary Françoise Montfort, on 21 January, 2015 in the process of being published.

ARTICLE 1 – TYPE AND NAME

The company is a public limited company making or having made a public offering of securities.

It bears the name “Cardio3 BioSciences.” This name shall always be preceded or followed by the words ‘société anonyme’ (public limited company) or the abbreviation “SA” (plc.).

ARTICLE 2 – HEAD OFFICE

The head office is located at 12, rue Edouard Belin, 1435 Mont-Saint-Guibert.

The company’s Board may, without amending the articles of association, transfer the head office to any other place in Belgium, providing it complies with the applicable legislation on the use of languages. The Board shall ensure that all transfers of the head office are published in the Annexes to the Belgian Official Gazette.

The Board shall also be authorized to establish administrative offices, operational offices, branches and subsidiaries both in Belgium and abroad.

ARTICLE 3 - PURPOSE

The company’s purpose, both in Belgium and abroad, on its own behalf or on behalf of third parties, for itself or for others, is to develop new medical technologies, and in particular, but not exclusively, to research and develop, manufacture and sell parts and systems, including the procedures, formula, development and manufacturing methods, the instruments and equipment, the materials and products, the prototypes, the software and technical and research programs, the design, the patents and trademarks, all related directly or indirectly to biotechnologies and, in particular but not exclusively, to cell therapies and the various directly or indirectly related scientific, operational, legal and financial fields. The company may, if necessary, file and register all or part of its research (patents, inventions, trademarks) and partake in any operation relating directly or indirectly to its corporate purpose if these operations are necessary in order to enable it to pursue its activities.

The company may partake, both in Belgium and abroad, in all industrial, commercial, financial, movable property and real estate transactions that are likely to help expand or promote its business directly or indirectly.

It may acquire any moveable and real property, even if it has no direct or indirect link to the company’s purpose.

It can provide any form of security in order to guarantee the undertakings of an affiliated or associated company to which it is linked through a shareholding, or of any third party in general.

It can, through any means, acquire an interest in, cooperate or merge with any associations, ventures, businesses, or companies that have an identical, similar or related corporate purpose, or that are likely to promote the company or facilitate the sale of its products or services. It may acquire a financial interest in the form of new capital, a transfer, a merger, subscription or stake, or in any other manner, in companies, businesses, or operations that have a similar or related corporate purpose, or which are likely to help it achieve its corporate purpose.

ARTICLE 4 – PERIOD OF INCORPORATION

The company was incorporated for an unlimited period.

ARTICLE 5 - CAPITAL

The company’s capital is set at twenty-four million, nine hundred and forty thousand, three hundred and eighty-five euros and thirteen euro cents (24,940,385.13 EUR), represented by seven million, one hundred and thirty-three thousand, four hundred and seventy-four (7,133,474) no-par value shares, each of which represents one /seven million, one hundred and thirty-three thousand, four hundred and seventy-fourth share in the capital.

ARTICLE 6 - MODIFICATION OF THE SHARE CAPITAL

The share capital may be increased or reduced by decision of the general meeting of shareholders made according to the provisions governing the amendment of the articles of association.

On the occasion of each capital increase, the new shares to be subscribed for in cash shall be offered preemptively to the shareholders in proportion to the share of the capital represented by their shares for a period of at least fifteen days as of the first day of the subscription period. The general meeting of shareholders shall determine the subscription price and the period during which the preemptive right shall be exercised. However, this preemptive subscription right can be limited or abolished by decision of the general meeting of shareholders made in the interests of the company and according to the provisions governing the amendment of the articles of association. In the event of a capital increase accompanied by a share issue premium, the amount of this premium shall be fully paid up at the time of subscription. The premium must be recorded in a non-distributable account named “Issue premiums,” which can only be decreased or closed by decision of the general meeting of shareholders made in accordance with the provisions of the Company Code governing the amendment of articles of association. The issue premium shall, in the same manner as the share capital, serve as a joint pledge to third parties.

ARTICLE 7 – AUTHORIZED CAPITAL

7.1 The Board shall be authorized to increase the share capital in one or more installments, up to an amount of twenty one million four hundred and twelve thousand seven hundred and twenty euros and forty-three euro cents (21,412,720.43 EUR) on the dates and according to the procedures decided by the Board for a period of five years as of publication of this authorization in the Annexes to the Belgian Official Gazette.

This authorization may be renewed in accordance with the legal provisions.

The Board shall be authorized to increase the share capital, as described above, either through cash contributions or, subject to compliance with the law, through contributions in kind, or by using available or unavailable reserves or reserves from the ‘issue premiums’ account. In the latter cases, the increase can be made with or without issuing new shares.

A capital increase within the scope of the authorized capital can also be performed by issuing convertible bonds or subscription rights – linked or not to other securities – giving rise to the creation of shares in accordance with the applicable legal provisions.

The Board shall be authorized, in the event of a capital increase or the issuance of convertible bonds or subscription rights, to limit or abolish, in the interest of the company, the preemptive rights foreseen under the law, including those in favor of one or more specific individuals, whether they are members of staff of the company or its subsidiaries or not.

7.2 When the capital increase decided by the Board includes an issue premium, the amount of the latter, less any deduction for expenses, shall be assigned to an non-distributable account, which shall constitute a capital guarantee for third parties and which can only be decreased or closed by decision of the general meeting of shareholders made in accordance with the applicable quorum and majority requirements for capital reduction decisions, without prejudice to the right of the Board to incorporate said account into the share capital, pursuant to 7.1. above.

7.3 By virtue of a decision of the extraordinary general meeting of shareholders held on 11 June 2013, the Board may also avail itself of the aforementioned authorizations, subsequent to receipt by the company of notification from the Financial Services and Markets Authority that it has received a public takeover bid for the Company, through cash contributions and by limiting or abolishing the preemptive right of shareholders (including those in favor of one or more specific individuals who are not employees of the company or of its subsidiaries) or through contributions in kind through the issuance of shares, warrants or convertible bonds, pursuant to the applicable legal provisions. The Board may only exercise these powers if the aforementioned notification from the Financial Services and Markets Authority was received prior to 11 June 2016.

7.4 The Board shall be authorized, with power of substitution, to amend the articles of association on the occasion of each capital increase within the framework of the authorized capital in order to reflect the company’s new share capital and share situation.

The Board made use of the authorized capital mentioned in article 7 in the amount of two million three hundred and thirty-eight thousand six hundred and thirty euros (2,338,630 EUR).

ARTICLE 8 – BUYBACK, PLEDGING AND DISPOSAL OF OWN SHARES

The company may buy back or pledge its own shares in accordance with the legal provisions. The Board shall be authorized to dispose of the shares acquired by the company on or outside the stock market, subject to the conditions set by the Board, without the prior approval of the general meeting of shareholders, and in accordance with the law.

The aforementioned authorizations shall extend to any acquisitions and disposals of the company’s shares performed by its direct subsidiaries,

pursuant to the definition of such subsidiaries under the legal provisions relating to the purchase of parent company shares by subsidiary companies, and may be extended under the conditions laid down in the law.

ARTICLE 9 – CALL FOR FUNDS

The Board shall determine, at its sole discretion, the date and manner in which the calls for funds are made on shares that were not fully paid up.

If a shareholder fails to meet the request to pay up its shares within the deadline set by the Board, the exercise of the voting rights linked to said shares shall be suspended, as of right, until the payments are paid. Moreover, the shareholder shall be required, as of right, to pay the company a default interest rate equal to the legal rate plus two percent.

If the shareholder continues to default after receiving formal notice to pay sent by registered mail subsequent to expiry of the deadline set by the Board, the latter shall be entitled to have the relevant shares sold on the stock market, through an investment company or a credit institution, without prejudice to the company’s entitlement to claim the balance due, as well as any damages, from the shareholder.

The shareholder may not pay up its shares in advance without the prior approval of the Board.

ARTICLE 10 – TYPE OF SHARES AND REGISTER OF REGISTERED SHARES

The shares are registered or dematerialized.

The register of registered shares is an electronic register. The Board may decide to delegate the maintenance and management of the electronic register to a third party. All the entries in this register, including assignments and conversions, can be validly made based on documents or instructions that the assigner, the assignee or the holder of securities may send electronically or via any other medium. The company shall have the discretion to accept and enter in the registry any assignment that may have been surmised from correspondence or other documents proving the existence of an agreement between the assigner and the assignee.

ARTICLE 11 - EXERCISE OF RIGHTS PERTAINING TO SECURITIES

With regard to the company, the shares and all other securities issued by the company are indivisible. If one of these securities is owned by several persons, or if the rights pertaining to one of these securities are divided among several persons, the related rights shall be suspended as of right, until a single person has been designated as the owner of the security with regard to the company. The rights relating to the shares that are encumbered with usufruct or a pledge shall be exercised respectively by the usufructuary and by the pledger, unless otherwise stipulated in a written agreement signed by all those concerned and notified to the company.

ARTICLE 12 - COMPOSITION OF THE BOARD

For the purposes of this article, the terms below shall hold the following meanings:

‘Main Shareholders’ means PMV and Sofïpôle.

‘Bid’ means the initial public offering for the company’s shares made on 9 July 2013.

‘PMV’ means PMV-TINA Comm.VA, with head office at 63 Oude Graanmarkt, 1000 Brussels and Crossroads Bank for Enterprises (CBE) business registration number 0835.081.809 (Brussels Registry of Legal Entities).

‘Sofipôle’ means Sofïpôle SA, with head office at 13 Avenue Maurice Destenay, 4000 Liège and Crossroads Bank for Enterprises (CBE) business registration number 0877.938.090 (Liège Registry of Legal Entities).

‘S.R.I.W.’ means S.R.I.W. SA, with head office at 13 Avenue Maurice Destenay, 4000 Liège and Crossroads Bank for Enterprises (CBE) business registration number 0219.919.487 (Liège Registry of Legal Entities).

The company is administered by a Board validly composed of at least three members, who may or may not be shareholders, and can be natural or legal persons.

Each Main Shareholder shall have the right, separately, to put forward candidates for a directorship of the Board providing that this Main Shareholder, or one of its affiliated companies, owns at least 75% of the total number of shares jointly held by this Main Shareholder and its affiliated companies at the time of the Bid, i.e., 661,172 shares jointly owned by Sofïpôle and S.R.I.W. (an affiliated company of Sofïpôle) and 570,571 shares held by PMV. The directors put forward by the Main Shareholders shall not be remunerated.

Each Main Shareholder must notify the Board of the identity of the candidates at least six weeks before the date of the general meeting of shareholders at which the directors will be appointed.

Each Main Shareholder shall be entitled to have the director it proposed replaced by a person chosen from a list of at least two candidates submitted to the Board by the same Main Shareholder (or by a member of its group, as designated by the Main Shareholder), and shall be subject to the same notification conditions with regard to the Board,

i.e. the names of the candidates shall be submitted at least six weeks prior to the date of the general meeting of shareholders at which the new director will be appointed. If a Main Shareholder who has the right to put forward candidates for a directorship of the Board does not submit a list of candidates, the general meeting of shareholders can either, at its sole discretion, appoint a director to fill the position for which no short list of candidates was submitted, who shall retain his position up until such time as the relevant Main Shareholder presents a list of candidates for this director’s position, or choose not to appoint a director.

If a legal person is appointed as a director of the Board, it shall designate, pursuant to the rules laid down in the Company Code, a standing representative, who is authorized to represent it in its relations with the company. The director may only revoke the mandate of its representative if it simultaneously designates a replacement.

The duration of the mandate of a Board director may not exceed six years. Board directors whose mandates have expired shall remain in their posts until the general meeting of shareholders appoints their successors, whatever the reason for the delay.

Outgoing Board directors may be reappointed.

The Board directors may have their mandates revoked at any time by the general meeting of shareholders.

ARTICLE 13 – VACANCY ARISING PRIOR TO THE END OF A MANDATE

In the event that a place on the Board becomes vacant, the remaining directors shall be entitled to provisionally appoint a replacement. The director thus appointed shall complete the mandate of the director he is replacing.

Final appointment of the new director shall be placed on the agenda of the following meeting of the general meeting of shareholders.

ARTICLE 14 - CHAIRMANSHIP

The Board shall elect a chairman from among its members by a simple majority of votes. In the event of a tied vote, the chairman shall have the deciding vote.

ARTICLE 15 – BOARD MEETINGS

The Board shall be convened by its chairman (or by any person entrusted to do so by the chairman), or by two directors, whenever it is in the interest of the company to do so. Notice of a meeting may be validly made by letter, fax, email or telephone.

The notice shall mention the place, date, time and agenda of the meeting. The notice shall be sent at least two working days prior to the meeting by letter, fax, email or by any other written medium. In duly substantiated urgent cases, the period may be less than two working days. If there is no chairman or the latter is absent, a director chosen by the other directors shall chair the meeting.

If all the directors are present or validly represented, the lawfulness of the meeting notice cannot be contested. Unless the Board decides otherwise, any person responsible for the day-to-day management of the Company may attend and participate in the Board meetings, but without voting rights; in order to dispel any misunderstanding, it is specified that the foregoing shall only apply in the event that the CEO is not a member of the Board.

ARTICLE 16 – PROCEEDINGS

At least a majority of the directors must be present (in person, or by telephone or videoconference), or represented, for a quorum to be reached. If the majority of directors are not present at a Board meeting, any of the directors shall be entitled to convene a second meeting of the Board with the same agenda. Said meeting shall be held within a reasonable period of time (which shall be not less than 15 days, unless the urgent nature of the decisions to be made requires otherwise, in which case at least 3 days’ notice shall be required) as of the date of written notification sent to all the directors, in which reference shall be made to this article. Without prejudice to the fifth paragraph of this article, this second Board meeting shall be entitled to make decisions and adopt the agenda, irrespective of the number of directors present or represented.

The Board may only validly make decisions on items that are not on the agenda if all the directors are present in person and they unanimously decide to address these items.

Any director may give a proxy to his colleagues, by letter, fax, email or any other written medium, in order to represent him at a Board meeting. A director may not represent more than two of his colleagues.

Except in the case stipulated in the next paragraph, the decisions of the Board shall be made by a majority of votes cast. Blank or irregular votes shall not be counted as votes cast. In the event of a tied vote, the director chairing the meeting shall have the deciding vote, save in cases where the Board comprises two members.

If a director has a direct or indirect conflicting financial interest in a decision or an operation to be decided by the Board, the rules and procedures laid down in the Company Code shall hold. If, during a meeting of the Board where the majority required to validly make decisions is present, one or more directors present or represented refrain from voting due to such a conflicting interest, the relevant decision or decisions shall be made by a majority of the votes cast by the other directors, either present or represented.

In the event of an urgency, the Board’s decisions may be made, to the extent permitted by the law, by unanimous written consent of the directors. However, this procedure shall not be used to adopt the annual accounts and to make decisions relating to the use of the authorized capital.

Unless otherwise stated, the decisions made by unanimous written consent shall be deemed to have been made at the head office and shall take effect as of the date of the last written consent signed by a director. Directors may attend a meeting via conference call, videoconference, or by any other means of communication that enables the directors to communicate with each other.

In such cases, they shall be deemed to have attended that meeting.

Unless otherwise stipulated, the decisions shall be deemed to have been made at the head office and shall take effect as of the date of the meeting.

ARTICLE 17 - MINUTES

The decisions of the Board shall be recorded in the minutes, which are signed by the directors present or by their representatives. The proxies shall be appended to the minutes.

Copies or extracts to be produced in court or elsewhere shall be signed by at least two directors or by one Chief Executive Officer. This power can be delegated to a representative.

ARTICLE 18 - POWERS OF THE BOARD

The Board shall be vested with the widest powers with a view to performing all acts that can help, or are required, to achieve the company’s purpose.

It shall have the power to perform all acts not expressly reserved for the general meeting of shareholders by law or by the articles of association.

The Board can, under its responsibility, delegate part of its powers for particular and specific purposes to a third party of its choosing. The Board shall form, from amongst its own members, an audit committee pursuant to provisions of the Company Code. The audit committee shall be mandated to ensure continuous monitoring of the tasks performed by the auditor and to perform any additional task entrusted to it by the Board. If it is not compulsory to form an audit committee from among the members of the Board, the Board can decide that the tasks assigned to the audit committee shall be performed by the Board as a whole.

The Board may form other committees and determine their powers.

ARTICLE 19 - REMUNERATION

Directorships shall not be remunerated, unless otherwise decided by the general meeting of shareholders.

The company may derogate from the provisions of article 520b, paragraphs 1 and 2 of the Company Code with regard to any person covered by the scope of these provisions.

ARTICLE 20 - REPRESENTATION

The company shall be validly represented with regard to all acts, including in court proceedings, by two directors acting jointly or by one Chief Executive Officer acting alone, who shall not have to justify to third parties a decision made previously by the Board.

The company shall also be validly represented by a representative acting within the scope of its power-of-attorney.

ARTICLE 21- DAY-TO-DAY MANAGEMENT

The Board may delegate the day-to-day management of the company to one or more natural or legal persons. If the person in charge of day-to-day management is also a director, he shall hold the title of Chief Executive Officer, or CEO. Otherwise, he shall hold the title of managing director.

The post of CEO or managing director in charge of day-to-day management shall not be remunerated, unless otherwise decided by the Board.

The Board has the power to determine the conditions and limits attached to this power-of-attorney and to terminate it.

When several persons are responsible for day-to-day management, the company shall be validly represented with regard to all acts of day-to-day management, including in court proceedings, by one person in charge of day-to-day management, who shall not have to justify to third parties a decision made previously by the Board.

Any person responsible for day-to-day management may, under its responsibility, delegate to a third party of its choosing part of its powers for particular and specific purposes.

ARTICLE 22 - AUDITING

Auditing of the company shall be entrusted to one or more auditors, who shall be appointed for a three-year renewable period.

The auditors shall be appointed from among the members, either natural or legal persons, of the Institute of Company Auditors.

The general meeting of shareholders shall determine the number of auditors and set their remuneration.

ARTICLE 23 – AUDITORS’ TASKS

The auditors shall, collectively and individually, have an unlimited right to monitor and scrutinize the financial situation, the annual accounts and the regularity, with regard to the applicable legal provisions and the articles of association, of the transactions entered in the annual accounts.

They may, without removing them, examine the ledgers, correspondence, minutes and, more generally, all records of the company.

Each quarter, the Board shall submit to them a summary of the company’s assets and liabilities.

The auditors shall, with a view to the general meeting of shareholders, draft a detailed written report containing in particular the statutory information. The auditors may, in the course of their duties and at their own expense, receive assistance from staff or other persons, for whom they shall be liable.

ARTICLE 24 - COMPOSITION AND POWERS OF THE GENERAL MEETING OF SHAREHOLDERS

The duly constituted general meeting shall represent all shareholders The decisions made by the general meeting of shareholders shall be binding on all the shareholders, even if they were absent or dissenting. It shall be vested with the widest powers with a view to performing or ratifying acts relevant to the company.

ARTICLE 25 - MEETINGS

The ordinary general meeting shall meet, as of right, on the fifth of May at nine o’clock. If this day falls on a Saturday, a Sunday or on an official public holiday, the meeting shall be held on the next working day.

An extraordinary general meeting may be convened whenever it is in the interests of the company to do so and must be convened whenever a group of shareholders constituting one fifth of the share capital so requests.

The general meetings shall be held at the head office or at any other venue indicated in the meeting notices.

ARTICLE 26 – MEETING NOTICE

The general meeting shall be convened by the Board or by the auditors.

The meeting notices shall contain the place, date, time and agenda for the general meeting, stating the items to be discussed and the resolutions for decisions, and shall be sent in the manner and within the timeframes stipulated in the Company Code.

Each year, at least one ordinary general meeting shall be held, the agenda for which shall mention at least the following: (i) where applicable, discussion of the management report and the auditors’ report, (ii) discussion and adoption of the annual accounts and appropriation of the surplus, (iii) discharge for the directors and, (iv) where applicable, for the auditors and, where applicable, (v) appointment of directors and auditors.

ARTICLE 27 – RULES OF ADMISSION

The right to attend the general meeting and to exercise one’s voting rights shall be subject to the accounting registration of the shares in the name of the shareholder by the fourteenth day preceding the general meeting at twenty four hundred hours (Belgian time), either through their entry in the register of the company’s registered shares, or through their entry into the accounts with an authorized account holder or clearing institution, regardless of the number of shares owned by the shareholder on the day of the general meeting.

The shareholder shall indicate to the company, or to the person designated by the company for that role, that he intends to attend the general meeting at the latest by the sixth day prior to the date of the meeting.

The holders of dematerialized securities shall notify their intention to make use of their rights at the meeting to one of the financial institutions listed in the meeting notice or to any other institution specified in the meeting notice in accordance with the conditions laid down in that notice, at the latest by the sixth day prior to the date of the meeting. The holders of bonds, subscription rights or certificates issued with the cooperation of the company may attend the general meeting, but in a non-voting capacity only and subject to meeting the conditions of admission applicable to the shareholders.

ARTICLE 28 - REPRESENTATION

Any shareholder may give his proxy to a third party of his choosing by letter, fax, email or by any other written medium, in order to represent him at a general meeting of shareholders.

The Board may, in the meeting notices, stipulate the form the proxies are to take. The proxies must reach the company at the latest by the sixth day prior to the general meeting.

ARTICLE 29 - BUREAU

All general meetings shall be chaired by the chairman of the Board, or if the Board has no chairman or the latter is unable to attend, by a person designated for that purpose by the general meeting.

The chairman of the meeting may designate a secretary, who does not necessarily have to be a shareholder or a member of the Board.

If the number of shareholders present or represented so allows, the general meeting may choose two tellers. The directors present complete the bureau.

ARTICLE 30 – ADJOURNMENT

The Board shall be entitled to adjourn, at once, any ordinary general meeting or other meeting by up to three weeks.

This adjournment shall not annul the other decisions made, unless the general assembly decides otherwise,

The conditions for admission to the first meeting, including the submission of any proxies, shall remain valid for the second meeting.

An adjournment may only take place once. The second general meeting shall be entitled to adopt definitively the annual accounts.

ARTICLE 31 –NUMBER OF VOTES - EXERCISE OF VOTING RIGHTS

Each share shall confer the right to one vote.

ARTICLE 32 – PROCEEDINGS

Before starting the meeting, an attendance list indicating the names of the shareholders and the number of shares they hold shall be signed by each one of them or by their representative. The same shall apply to the holders of the other securities issued by the company or with its cooperation.

The general meeting may only make decisions on items that are not on the agenda if all the shareholders are present or represented at the general meeting and they unanimously decide to address these items.

The directors shall answer any questions from the shareholders on items on the agenda. Where applicable, the auditors shall answer any questions from the shareholders on their report.

Unless otherwise stipulated by a legal or statutory provision, all decisions of the general meeting shall be made by a simple majority of votes, irrespective of the number of shareholders present or represented. Blank or irregular votes shall not be counted as votes cast.

If, in a decision relating to an appointment, none of the candidates obtains an absolute majority of votes, a second vote shall be held between the two candidates that obtained the highest number of votes. If the second vote is tied, the eldest candidate shall be elected.

Voting shall be by show of hands or by roll call, unless the general meeting decides otherwise by a simple majority of votes cast.

The shareholders may, by unanimous consent, make all decisions falling within the remit of the general meeting in writing, with the exception of those that have to be legally certified. Unless otherwise stipulated, the decisions made in writing shall be deemed to have been taken at the head office and shall take effect as of the date of the last signature by a shareholder.

ARTICLE 33 - MINUTES

The minutes of the general meeting shall be signed by the members of the Bureau and by any shareholders who so request.

Unless otherwise stipulated by the law, the copies or extracts to be produced in court or elsewhere shall be signed by two Board directors (or by one Chief Executive Officer). This power may be delegated to a representative.

ARTICLE 34 – ANNUAL ACCOUNTS

The accounting period shall begin on the first of January and end on the thirty-first of December of each year.

At the end of each accounting year, the Board shall produce an inventory, as well as the company’s annual accounts. To the extent required by the law, the Board shall also produce a management report. This report shall include a comment on the annual accounts, which is intended to faithfully represent the business performance and situation of the company, as well as all other information required by the Company Code.

ARTICLE 35 – ADOPTION OF THE ANNUAL ACCOUNTS

The ordinary general meeting shall, where applicable, hear a presentation of the management report and the auditors’ report and rule on adoption of the annual accounts.

After adoption of the annual accounts, the general meeting shall take a special vote on discharge of the Board directors and, where applicable, the auditors. This discharge can only be validly granted if the annual accounts contain no omissions or false information concealing the actual situation of the company and, with regard to acts performed in breach of the articles of association, if the latter have been specifically mentioned in the meeting notice.

Within thirty days of adoption by the general meeting, the annual accounts and, where applicable, the management report, as well as any other document stipulated in the Company Code, shall be filed by the Board with the Bank of Belgium (Banque Nationale de Belgique).

ARTICLE 36 - DISTRIBUTION

Each year, five per cent (5%) of the net profit stipulated in the annual accounts shall be deducted to build the legal reserve. This deduction shall cease to be compulsory once the reserve is equal to one tenth of the share capital.

Based on a proposal from the Board, the balance shall be made available each year to the general meeting, which alone shall decide on its appropriation by a simple majority of votes cast, within the limits stipulated in the Company Code.

ARTICLE 37 – PAYMENT OF DIVIDENDS – INTERIM PAYMENTS

The dividends shall be paid at the times and places decided by the Board.

The Board may, within the limits stipulated in the Company Code, pay out one or more interim dividends, which shall be paid out based on the results of the current accounting year.

ARTICLE 38 – EARLY DISSOLUTION

Should the net assets amount to less than half of the company’s share capital as a result of losses, the Board shall submit the question of the dissolution of the company and, where necessary, propose other measures to the general meeting, which shall make a decision in accordance with the rules laid down in the Company Code.

The general meeting shall take place within a period of no more than two months from the time when the loss was ascertained or should have been ascertained in accordance with legal or statutory provisions.

Should the net assets amount to less than a quarter of the company’s share capital as a result of losses, dissolution may be decided by a quarter of the votes cast at the general meeting.

Should the net assets amount to less than the minimum legal share capital requirement, any party may request the dissolution of the company by the courts. The courts may, at their discretion, grant the company a stay of execution in order for it to rectify the situation.

ARTICLE 39 - LIQUIDATION

In the event of dissolution of the company, for whatever reason and at whatever time, liquidation shall be handled by liquidators appointed by the general meeting or, failing this, by the Board acting as a committee of liquidators. Unless otherwise decided, the liquidators shall act collectively. To this end, the liquidators shall be vested with the widest powers in accordance with the applicable provisions of the Company Code, subject to any restrictions imposed by the general meeting.

The liquidators shall not be remunerated unless otherwise decided by the general meeting.

ARTICLE 40 - DISTRIBUTION

After settlement of all debts, charges and liquidation fees, the net assets shall be used first for the repayment, in cash or in kind, of the shares that have been fully paid up and not yet repaid.

Any remaining surplus shall be shared out equally among all the shares.

If the net proceeds do not allow for the repayment of all the shares, the liquidators shall first repay the shares that have been paid up to a greater extent until they reach the same level as the shares paid up to a lesser extent or by making a call for additional funds from the owners of the latter shares.

ARTICLE 41- ADDRESS FOR SERVICE

Any Board director, managing director or liquidator that is domiciled or has its head office abroad shall elect to have his address for service, for the duration of his mandate, at the head office, to which all services and notifications relating to the affairs of the company and his management responsibilities can be validly sent in his name, with the exception of the meeting notices served in accordance with these articles of association.

The holders of registered shares or other registered securities issued by the company or with the cooperation of the company shall notify the company of any change of address or head office. Failing this, they shall be deemed to have chosen as their address for service their previous domicile or head office.

ARTICLE 42 – APPLICABLE LAW

All matters not stipulated in these articles of association shall be governed by the Company Code.

Consequently, the provisions of these laws, from which no explicit derogations have been established, shall be deemed to have been incorporated into these articles of association and any clauses that are in contradiction with the imperative stipulations of these laws shall be deemed not to have been written.

Done in Rixensart, on January 21, 2015

Notary Françoise MONTFORT